Exhibit 99.1

Bezeq The Israel Telecommunication Corp. Ltd.

To: The Tel Aviv Stock Exchange	To: The Israeli Securities Authority

Immediate Report – Notice of the Ministry of Communications

Ramat-Gan, Israel – September 2, 2010 – Bezeq - The Israel Telecommunication Corp., Ltd. (TASE: BEZQ), today announced that on September 2, 2010, its subsidiary, Pelephone Communications Ltd. (hereinafter, "Pelephone") received notice of a decision of the Israeli Minister of Communications according to which it has been determined to amend the Israeli Communications Regulations (Telecommunications and Broadcasts) (Interconnection Rates), such that the mobile termination rates will be reduced (hereinafter, the "Decision").

According to the Decision, the termination rates for call completion and SMS (text message) completion will be reduced as of January 1, 2011, to NIS 0.0687 and NIS 0.0016, respectively.

Rates will subsequently be reduced gradually, as follows:

1.	As of January 1, 2012, the termination rates for calls and SMS messages will be reduced to NIS 0.0634 and NIS 0.0015, respectively.

2.	As of January 1, 2013, termination rates for calls and SMS messages will be reduced to NIS 0.0591 and NIS 0.0014, respectively.

3.	As of January 1, 2014, termination rates for calls and SMS messages will be reduced to NIS 0.0555 and NIS 0.0013, respectively.

The rates specified above do not include value added tax and will be linked to the Israeli consumer price index on an annual basis.

Pelephone intends to take steps to limit the adverse effects of the Decision, and it believes that there were flaws in the proceedings which preceded the Decision and in the Decision itself.  Therefore, it is considering filing an appeal with the applicable courts.

Pelephone estimates that the Decision and the implications thereof will have an adverse effect on Pelephone's results, which may be material.

The Company estimates that the Decision and the implications thereof will have an adverse effect, though not material, on the results of its consolidated activity.